Exhibit 99-1

CPG INTERNATIONAL
Building Products. Better.

2010 Deutsche Bank Leveraged Finance Conference





October 7, 2010

Safe Harbor Statement and Use of Non-GAAP and Pro Forma Information

FORWARD LOOKING STATEMENTS

- This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements made in this presentation that relate to future events or the Company's expectations, guidance, projections, estimates, intentions, goals, targets and strategies are forward looking statements. You are cautioned that all forward-looking statements are based upon current expectations and estimates and the Company assumes no obligation to update this information. Because actual results may differ materially from those expressed or implied by the forward-looking statements, the Company cautions you not to place undue reliance on these statements. For a detailed discussion of the important factors that affect the Company and that could cause actual results to differ from those expressed or implied by the Company's forward-looking statements, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors" in the Company's current and future Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q.

ADJUSTED EBITDA STATEMENT

- We refer to the term "Adjusted EBITDA" in various places throughout this presentation. Adjusted EBITDA, or earnings (adjusted as described below) before interest, taxes, depreciation and amortization calculated on a pro forma basis as provided herein, is a material component of the significant covenants contained in our credit agreements and the indenture governing the notes and accordingly, is important to the Company's liquidity and ability to borrow under its debt instruments. Adjusted EBITDA is calculated similarly under both the credit agreements and the indenture by adding consolidated net income, income taxes, interest expense, depreciation and amortization and other non-cash expenses, income or loss attributable to discontinued operations and amounts payable pursuant to the management agreement with AEA Investors. In addition, consolidated net income is adjusted to exclude certain items, including non-recurring charges with respect to the closing of the acquisition of Compos-A-Tron Manufacturing, (the "Composatron Acquisition"), the closing of the acquisition of Procell Decking Systems (the "Procell Acquisition") and the related financing transactions, as well as certain other nonrecurring or unusual charges. Please see the Company's December 31, 2009 10-K, which contains a detailed description of our covenants and a thorough description of our use of Adjusted EBITDA, and the use of Adjusted EBITDA in connection with certain calculations under the covenants, under our credit agreements and indenture.

- While the determination of appropriate adjustments in the calculation of Adjusted EBITDA is subject to interpretation under our debt agreements, management believes the adjustments are in accordance with the covenants in our credit agreements and indenture, as discussed above. Adjusted EBITDA should not be considered in isolation or construed as an alternative to our net income or other measures as determined in accordance with GAAP. In addition, other companies in our industry or across different industries may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure. In future SEC filings, we may be required to change our presentation of Adjusted EBITDA in order to comply with the SEC's rules regarding the use of non-GAAP financial measures. In addition, you are cautioned not to place undue reliance on Adjusted EBITDA. For a reconciliation of Adjusted EBITDA to net income, please see the Appendix to this presentation.

CPG International Overview

- Leading manufacturer of low maintenance, premium building products
- Founded in 1983
- Headquarters in Scranton, PA
- TTM Revenue: $304mm
- TTM PF Adjusted EBITDA: $63.9mm
  - EBITDA margin: 21%
- Net Debt/EBITDA of 4.0x (6/10)
  - $65 million credit facility
  - $25 million term loan
  - $128 million Senior FRN
  - $150 million Senior Notes
- Acquired by AEA Investors in 2005

CPG INTERNATIONAL
Building Products. Better.

CPG is Well Positioned for Strong Growth…

Quality Products With Superior Value Proposition

Market Leading Brands in Emerging Categories

Large, Diversified End Markets in Early Stages of Conversion Cycle

Highly Efficient, Low Cost Operations

Expansive and Growing Distribution Network

Track Record of Acquisition Integration & Cost Savings Realization

SCRANTON PRODUCTS
Worry-Free Brands. Your Every Need.™

AZEK® Building Products

VYCOM

Key Strategies:

Build & Leverage the Power of our Brands

Drive Conversion Opportunity & Capitalize on Market Recovery

CPG INTERNATIONAL
Building Products. Better.

Leading Brands of High Performance Building Products…

AZEK Building Products	Scranton Products	Vycom
• $197mm TTM revenue • Leading brand in exterior residential building product materials • Significant conversion opportunity, new products, & market growth	• $60mm TTM revenue • Leading brand in bathroom partition & locker systems • Conversion opportunity & product extensions	• $47mm TTM revenue • Leading provider of PVC & olefin sheet solutions • Rebranding, channel expansion
AZEK Trim AZEK Moulding AZEK Deck AZEK Porch AZEK Rail	Comtec Industries Hiny Hiders Santana Products Capitol Partitions Inc. Tufftec Lockers	Celtec Sanatec Flametec Playboard Seaboard Corrtec

SCRANTON PRODUCTS Worry-Free Brands. Your Every Need.™

CPG International Building Products. Better.

AZEK Building Products…


AZEK
Trim


AZEK
Deck


AZEK
Rail

Scranton Products…


HINY
HIDERS.
PREMIUM PARTITIONS


TUFFTEC
LOCKERS.

Vycom…


SANATEC


FLAMETEC


PLAYBOARD


CELTEC


SEABOARD


CORRTEC

Diverse End Market Exposure…

End Markets Served – YTD Q2


Commercial, 17%
Industrial, 15%
Res New Con, 18%
Res R&R, 50%

Highly Efficient, Low-Cost Operations…


Corey St Scranton: 647,380 ft
- Olefin Sheet Extrusion (Vycom/SP)
- Partition/Locker Fabrication
- Scranton/Vycom Offices
Toronto Canada: 79,500 ft
- PVC Profile Extrusion (AZEK)
Keyser Ave. Scranton: 308,000 ft
- PVC Sheet Extrusion & Fabrication
- AZEK/CPG Offices
Foley, AL: 109,500 ft
- PVC profile extrusion

Quality Products with Superior Value Proposition…


THE MOST IMPORTANT DECKING ATTRIBUTES
AZEK
Composite
Wood
Long life/durability
Low maintenance
Limited Lifetime Warranty
Mold resistance
Stain resistance
Scratch resistance
Easy to clean
Attributes Key
BEST
Better
Good

Conversion to Synthetic Materials is in Early Stages…



Market Penetration
Composite Decking
Plastic Partition
Plywood
Lumber
AZEK Trim
Plastic Lockers
AZEK Deck
OSB
Vinyl Windows
Laminated Shingles
Vinyl Siding
Wood Windows
Fiber Cement Siding
Introduction
Growth
Maturity
Decline
Timeline

Source: Management estimates

Large Markets in Early Stages of Conversion…

Conversion Opportunity for Trim/Deck/Rail

($ in billions)


Converted
WPC
Traditional
$3.5
$3.0
$2.5
$2.0
$1.5
$1.0
$0.5
$0.0
1
Trim/Mould
Deck/Porch/Rail

Source: Management estimates

Building Products Markets Will Recover…

Year of Construction of Housing Stock


1990s
12.4%
1980s
12.7%
2000s
11.8%
1970s
19.4%
Before 1960
32.0%
1960s
11.7%

The Median age of existing housing stock in 2008 was over 30 years

SAAR Total Housing Starts Outlook

Starts in 000's


1,800
1,355
905
554
580
650
2006
2007
2008
2009
2010E
2011E

Source: U.S. Census Bureau, 2006-2008 American Community Survey - Table B25034. YEAR STRUCTURE BUILT - Universe:

Continue to Develop New & Innovative Products…
Investments paying off



AZEK Deck and the HIDfast system were JLC Product Picks for Spring 2010



EDITORS' CHOICE

HOT PRODUCTS

2010 INTERNATIONAL BUILDERS' SHOW

Last January, as the *LBM Journal* team worked the floor at the International Builders' Show, our mission was clear: seek out innovative products, services and initiatives that will help you grow your business in 2010. While discovering many completely new products that deserve your consideration, we uncovered many more existing products with incremental improvements—good products made even better. And this year, we feature some non-products [such as websites, sales toolkits, POP displays] from manufacturers working to help you solve customer challenges. Some companies will be familiar; others you may learn about here for the first time. As usual, space prevents us from printing an exhaustive list; so please consider this a snapshot of offerings from this year's show. The listings are in no particular order.

—*The Editors*

New Trim Profiles from AZEK

AZEK Building Products has expanded its trim and moulding innovations to include a new, thicker AZEK 1½-inch profile in Frontier texture, which features a rustic texture on one side, smooth on the other, so it is reversible for design flexibility. The new AZEK Trim profile features the "AZEK Edge" technology for smooth, square edges that are sealed to resist dirt. The thicker profile is also available for AZEK Cornerboards in both Frontier and Traditional smooth. According to the company, these products are a response to today's thicker siding products, providing deeper shadow lines and reveals. In addition, AZEK expanded its mouldings line to 18 profiles, with a square inside corner and a 3-inch crown. Enhancements to the AZEK Beadboard product include a nailing flange for easier installation.
www.azek.com

AZEK Moulding

LBM Journal's Hot Products from the 2010 IBS Show

Professional Builder 100 BEST NEW PRODUCTS 2009



AZEK Trim edged out other trim to win Professional Builder's BEST 100

AZEK Porch

Building Products Magazine's 2009 MVP Award!



MVP
AWARD
MOST VALUABLE PRODUCT

CPG INTERNATIONAL
Building Products. Better.

Continue to Develop New & Innovative Products…
AZEK Trim & Moulding



Continue to Develop New & Innovative Products…
AZEK Deck and Rail







Continue to Develop New & Innovative Products…
Scranton Products


BLUESTONE
OP
GRAVEL
OP
SANDCASTLE
OP
MAHOGANY
OP C
JAVA
OP C
TITANIUM
OP C
ORANGE PEEL
GRIP X
CONTOUR
HAMMERED
ROTARY BRUSHED
CPG INTERNATIONAL

Capitalize on Market Recovery & Conversion Opportunity…
New AZEK Website


AZEK®
Building Products
AZEK Trim
AZEK Moulding
AZEK Deck
AZEK Porch
AZEK Rail
Partner login / Register
Username
Search
Products
Where To Buy
Installation
AZEK Gallery
Deck Designer
Dealer Download
Literature
Contact Us
AZEK Trim
AZEK Moulding
AZEK Deck
AZEK Porch
AZEK Rail
About AZEK
Ask AZEK
AZEK News
Warranty
Search
Where to Buy
Take the Double Dare
Look Who's Talking
AZEK Contractor Referral Program

Capitalize on Market Recovery & Conversion Opportunity… New Ad Campaign


You'll wear out long before it does.
UNLIKE WOOD AND COMPOSITES, AZEK DECK® RESISTS STAINS, SCRATCHES, AND MOLD.
When you use AZEK Deck to transform your customer's outdoor living space, you get lasting peace of mind. Ranked #1 in quality by *Builder* magazine, AZEK Deck products are easy to install and are resistant to the elements — not to mention callbacks and complaints. In other words, it's a builder's best friend.
AZEK
Designed to last beautifully.
Deck | Porch | Rail | Trim | Moulding | azek.com


Ages like — well, you know.
DECKING MATERIALS, AZEK DECK® RESISTS MOLD, SCRATCHES, AND STAINS.
looks so beautiful and lasts so long, why would you ever choose anything else?
by builders across the country, low-maintenance AZEK Deck products are the
of durability. At the end of the day, all you really have to do is enjoy it.
Deck | Porch | Rail | Trim |


Create an enduring masterpiece.
UNLIKE WOOD AND COMPOSITES, AZEK DECK® RESISTS STAINS, SCRATCHES, AND MOLD.
When you use AZEK Deck to transform your customer's outdoor living space, you get lasting peace of mind. Ranked #1 in quality by *Builder* magazine, AZEK Deck products are easy to install and are resistant to the elements — not to mention callbacks and complaints. In other words, it's a builder's best friend.
AZEK
Designed to last beautifully.
Deck | Porch | Rail | Trim | Moulding | azek.com

Capitalize on Market Recovery & Conversion Opportunity…
AZEK Literature & Sales Support


AZEK
Building Products
BUILDING PROFESSIONAL
TRIM &
MOULDING


AZEK
Building Products
DECK
PORCH & RAIL


AZEK
Building Products
INSTALLATION
GUIDELINES
DECK
PORCH & RAIL

Capitalize on Market Recovery & Conversion Opportunity…
AZEK Deck, Porch and Rail Displays


AZEK
Decking Design Center
Porch.
Deck


AZEK
Decking Design Center
Rail
Trademark
Available only in white
PREMIER
Available colors
White
Slate Gray
Clay
Brownstone
Sand
Cedar
Mahogany
RESERVE
Available only in white

Capitalize on Market Recovery & Conversion Opportunity…
AZEK Contractor Kits


AZEK
Building Products


AZEK Deck outperforms wood or composite decking. Hands Down.
AZEK
Composite
Wood
The Result: A deck that looks beautiful ...longer.

Capitalize on Market Recovery & Conversion Opportunity…
Scranton Products Literature & Sales Support



LOCKERS
LOCKER ROOM BENCHES
TOILET PARTITIONS
SHOWER CUBICLES
DRESSING COMPARTMENTS
VANITIES
WE DON'T JUST TALK TOUGH.
WE BACK IT UP.
Proudly made in the USA, Scranton Products' brands provide industry-leading warranties. Our bathroom partitions come with a full 25-year warranty that covers breakage, corrosion and delamination under normal conditions.
EASY ON THE ENVIRONMENT.
As the industry leader in responsible recycling, we're committed to reducing industrial waste. We use mostly reclaimed material and offer 100% post-consumer recycled products. We also reclaim all of our scrap and off-cuts back into production to create new sheets.
Call 800-445-5148 for the Scranton Products sales representative in your area, or visit scrantonproducts.com.
SCRANTON PRODUCTS
PARTITIONS



SCRANTON PRODUCTS.
COLOR AND TEXTURE

Literature



SCRANTON PRODUCTS
DESIGNER KIT



METALLIC
DESIGNER
MOSAIC
CLASSIC

Sales Kit



DENTS AND SCRATCHES ARE HISTORY.
HINY HIDERS



EVEN EMPTY,
IT COMES FULLY LOADED.
TUFFTEC 2.0

Ad Campaign



WIPE OUT MAINTENAN
LEARN MORE AT SCRANTONPRODUCTS.COM

Capitalize on Market Recovery & Conversion Opportunity…
Vycom Literature and Sales Support

Website


VYCOM
WHERE QUALITY MEETS PERFORMANCE
Capabilities
Contact
About
Downloads
Web Portal
News
CHEMICAL HANDLING | MORE ON CHEMICAL HANDLING »
Products & Applications
Distributor Search
Home About Products & Applications Capabilities Downloads Distributor Search News Contact Web Portal
© 2010 VYCOM Privacy Policy | Terms of Use | Site Map
Phone: 1.800.235.8320 Fax: 570.346.4122


VYCOM
OLEFIN AND PVC SOLUTIONS
WHERE QUALITY MEETS PERFORMANCE
CORRTEC
PLAYBOARD
FLAMETEC
SEABOARD
SANATEC
CELTEC

Literature

Advertising


CAPTIVATE
RESPECT
PROTECT
INDULGE
LONGEVITY
CELTEC
CORRTEC
FLAMETEC
SANATEC
SEABOARD
VYCOM

CPG INTERNATIONAL
Building Products. Better.

Long history of Growth and Profitability…



Net Sales and EBITDA*
($ in millions)
Net Sales
EBITDA*
$350
$300
$250
$200
$150
$100
$50
$0
$70
$60
$50
$40
$30
$20
$10
$0
Net Sales
EBITDA
Comtec Launched
AZEK Launched
AZEK West
AZEK Canada
Santana Acquired
Procell Acquired
Mouldings Launched
Retail Channel
Composatron Acquisition
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010 (F)

* Adjusted EBITDA per credit agreement

Performance in a Difficult Market…

TTM Rev & EBITDA


($ in millions)
Revenue
EBITDA
$400
$300
$200
$100
$0
$80
$60
$40
$20
$0
Q1 '08
Q2 '08
Q3 '08
Q4 '08
Q1 '09
Q2 '09
Q3 '09
Q4 '09
Q1 '10
Q2 '10

Adjusted Working Capital *


($ in millions)
$58
$54
$31
$32
$40
$35
$23
$21
$59
$27
Q1 '08 Q2 '08 Q3 '08 Q4 '08 Q1 '09 Q2 '09 Q3 '09 Q4 '09 Q1 '10 Q2 '10

Excludes Cash, Deferred Income Tax, Line of Credit and Accrued Interest

Capital Expenditures


($ in millions)
$8
$7
$7
$22
$17
$14
$6
$6
$17
$6
2002
2003
2004
2005
2006
2007
2008
2009
2010

Net Debt/EBITDA


4.7X
5.1X
4.9X
6.1X
6.0X
5.3X
4.7X
4.3X
4.9X
4.0X
Q1 '08 Q2 '08 Q3 '08 Q4 '08 Q1 '09 Q2 '09 Q3 '09 Q4 '09 Q1 '10 Q2 '10

Questions

AZEK® Building Products

SCRANTON PRODUCTS™
Worry-Free Brands. Your Every Need.™

VYCOM

AZEK® Trim
AZEK® Moulding
AZEK® Deck
AZEK® Porch
AZEK® Rail

COMTEC INDUSTRIES
HINY HIDERS® Santana Products
CAPITOL PARTITIONS INC.
TUFFTEC® LOCKERS

CELTEC
SANATEC
FLAMETEC
PLAYBOARD
SEABOARD
CORRTEC